UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 482nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

1.   DATE, TIME AND VENUE: On January 29th, 2025, at 4:00 p.m. (São Paulo local time), held virtually, as provided for by article 19, first paragraph of the Internal Regulations of the Board of Directors and Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2.  CALL NOTICE AND ATTENDANCE: The call notice was waived, given the presence of all members of the Company's Board of Directors, who subscribe these minutes, establishing, therefore, quorum for the installation of the meeting, in accordance with the Company’s Bylaws, pursuant to articles 12, paragraph 2 of the Company's Regulations. Also present at the meeting were, in accordance with article 163, paragraph 3, of Law No. 6,404/76 ("Corporation Law"), Mr. Stael Prata Silva Filho, Mrs. Luciana Doria Wilson and Mrs. Gabriela Soares Pedercini, members of the Company’s Fiscal Council, as well as the CFO and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as the meeting secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION:

4.1. Proposal to reverse split all common shares issued by the Company and subsequently split them, without changing the value of the Company's capital stock, and the consequent amendment and consolidation of the Bylaws.

A proposal was presented for: (i) reverse split all of the common shares issued by the Company in the proportion of 40 (forty) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 80 (eighty) shares, without changing the value of the Company's capital stock, but only the total number of shares ("Operation"); (ii) amend of article 5, caput, of the Company's Bylaws, as well as the consolidation thereof, to reflect the new amount of shares into which the Company's capital stock is divided; (iii) call an Extraordinary Shareholders’ Meeting ("ESM") of the Company to deliberate on: (a) the Operation, as proposed in item (i) above; (b) the amendment of article 5, caput, of the Company's Bylaws, as well as the consolidation thereof, to reflect the change in the number of shares into which the Company's capital[1] stock is divided, as a result of the Operation; and (c) if the Operation is approved, the authorization of the Company’s Executive Board to define the start date of the procedures for the implementation of the Operation, such date must be within a period of 6 (six) months from the date of the ESM.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 482nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

It was made clear that the Operation aims to provide greater liquidity to the shares issued by the Company and, consequently, improve the process of forming its price by increasing the quantity of outstanding shares effectively negotiated and adjusting its price. In addition, the Operation aims to: (a) reduce operational and administrative costs resulting from the current configuration of the Company's shareholder base; (b) provide greater efficiency in managing its shareholder base; (c) improve the efficiency of book-entry share registration and custody systems, (d) enhance the provision of information and communication, improving the service to shareholders, and (e) provide greater efficiency in distributing proceeds to the Company's shareholders.

The proposal for the Operation considers the implementation according to the following procedures:

(i)	The authorization for the Company’s Executive Board to define the date to start the procedures to implement the Operation, which should be within a period of 6 (six) months from the date of the ESM.

[1] The aforementioned proposal considers the cancellation of 21,944,664 (twenty-one million, nine hundred and forty-four thousand, six hundred and sixty-four) ordinary shares issued by the Company, held in treasury, as approved by the Board of Directors at a meeting held on December 20, 2024.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 482nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025
(ii)	Once the Executive Board defines the date to start the procedures to implement the Operation, a period of not less than 30 (thirty) days will be determined for the shareholders holding common shares of the Company to, if necessary, aggregate their shares into whole lots in multiples of 40 (forty), at their own discretion ("Position Adjustment Period").
(iii)	After the end of the Position Adjustment Period, any fractional shares held by shareholders who have not adjusted their position in multiples of 40 (forty) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. - Brasil, Bolsa e Balcão on behalf of the holders of the fractions. The net proceeds from the sale of these shares will be proportionally distributed among all holders of the fractional shares, on a date and in a manner to be informed in due course by the Company, with amounts belonging to unidentified holders being held at the Company for the legal period, for collection by the respective holder upon providing full registration information.

The proposal, to be submitted to the ESM, considers that the Operation: (i) will be applied to all Company shareholders, (ii) will not result in a change in the value of Company's share capital, (iii) will not modify the rights conferred by the Company's issued shares to its holders; and (iv) will not imply a change in the total amount of securities of the Company traded on the American stock market (American Depositary Receipt - "ADR"), resulting only in the change, alongside the execution of the Operation, of the number of shares composing each ADR, with 1 (one) ADR then representing 2 (two) common shares issued by the Company.

After analyzing and discussing the matter, the members of the Board of Directors, also considering the previous analysis and favorable opinions of the Fiscal Council and the Audit and Control Committee for the approval of the Operation, unanimously approved the proposals as presented, authorizing the members of the Company's Executive Board to carry out all necessary acts for calling the ESM, including, but not limited to, the release of the call notice of the meeting and other relevant documents.

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 482nd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 29th, 2025

Additionally, the members of the Company’s Executive Board are authorized to take all necessary steps for the implementation of the Operation, including, but not limited to, the procedures necessary for changing the relationship between the Company's issued common shares and the ADRs currently traded on the American stock market at the New York Stock Exchange, as mentioned previously.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, January 29th, 2025. Board of Directors: (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; and Solange Sobral Targa. Fiscal Council: Stael Prata Silva Filho; Luciana Doria Wilson; and Gabriela Soares Pedercini. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 482nd Meeting of the Board of Directors of Telefônica Brasil S.A., held on January 29th, 2025, drawn up in the Company’s book. This is a free English translation.

________________________________________

Breno Rodrigo Pacheco de Oliveira
Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 29, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director